Quarterly Review - December 31, 2006
FMI Focus Fund
Investment Objective
Seeks capital appreciation through investments in stocks of companies of all sizes, including small- to mid-capitalization U.S. companies.
Manager - The FMI Focus Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee and sub-advised by Broadview Advisors, LLC. Both firms are 100% employee owned.
Investment Professionals - Richard E. Lane, CFA and Glenn Primack of Broadview Advisors are primarily responsible for the day-to-day management of the Fund.
Strategy - The Fund invests in stocks of companies of all sizes, including small- to mid-cap (i.e., less than $3.0 billion of market capitalization) companies, which have substantial capital appreciation potential. These companies frequently have little or no following by the major stock brokerage firms. We look for stocks of businesses that are selling at what we believe are substantial discounts to prices that accurately reflect their future earnings prospects. The Fund takes a "focused" approach to investing, meaning the Fund may from time to time invest in a limited number of securities and/or industries, and its top ten holdings may constitute 50% or more of the Fund's assets.
Fund Information
Inception Date	12/16/1996
Net Assets	$922.4 million
Net Asset Value	$32.29
Expense Ratio	1.51%
Ticker	FMIOX
Top Ten Holdings
Grainger (W.W.), Inc.	3.6%
iShares S&P SmallCap 600 Index Fund	3.3%
Rent-A-Center, Inc.	3.2%
Dresser-Rand Group, Inc.	3.1%
Family Dollar Stores, Inc.	3.0%
Laidlaw International Inc.	2.6%
MGIC Investment Corp.	2.4%
Celanese Corp.	2.4%
Manpower Inc.	2.4%
Kennametal Inc.	2.4%
Portfolio Characteristics
Weighted average market cap	$3.1 billion
Median market cap	$2.1 billion
P/E ratio (forward 4 quarters)	15.5x
Estimated L-T earnings growth rate	14.0%
Number of holdings	68
Top Ten Sectors
Performance	Q4 2006	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	6.49%	12.78%	8.20%	7.85%	20.66%	20.86%
Russell 2000 Index[2]	8.90%	18.37%	13.56%	11.39%	9.44%	9.77%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/96. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Over the last few years, our economy has consistently defied the "chicken littles" of the world. We continue to be optimistic despite adjusting to a slowing growth environment. As companies adjust to the changing economy, there is the potential for earnings misses which will give us investment opportunities.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.

2The Russell 2000 Index is an index comprised of 2,000 publicly traded small capitalization common stocks that are ranked in terms of capitalization below the large and mid-range capitalization sectors of the United States equity market. The Russell 2000 Index is a trademark/service of the Frank Russell Company.